Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
 Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

ULTRAPAR – ACQUISITION OF IPIRANGA GROUP

     Ultrapar has announced an agreement to acquire Ipiranga Group’s fuel distribution network in the South and Southeast regions in Brazil. Ultrapar, the largest LPG distributor in Brazil with 24% market share, will become the largest Brazilian private fuel distribution company, holding 15% of this market share.

     Through this acquisition, Ultrapar is taking an important step in the reorganization and consolidation of sectors that are fundamental to the growth of the Brazilian economy, creating differentiated investment conditions and reinforcing its commitment to sustainable growth, ethics and transparency.

     “We will significantly expand our operations in the fuel and oil byproducts distribution with two major brands: Ultragaz and Ipiranga. We are investing in the fuel and biofuel market and, especially, in Brazil”, says Pedro Wongtschowski, Ultra Group CEO.

     Grupo Ipiranga, one of Brazil’s largest and most traditional groups, operates in the industries of oil refinery, petrochemical products and fuel distribution. Last year, its net revenue amounted to R$ 30 billion, with an EBITDA of R$ 1 billion and net profit of R$ 534 million. Ipiranga is one of the ten most valuable brands in Brazil and it has a strong relationship with the Brazilian people. Ultra Group will continue to use the Ipiranga brand.

     The acquisition of Ipiranga Group is being made together with Petrobras and Braskem, who are seeking to acquire Grupo Ipiranga's fuel distribution business in other regions and Grupo Ipiranga's petrochemical operations.

Other than the information contained in this document, Ultrapar Participacoes S.A. has not filed with the SEC any information relating to the merger of the acquisition of the Ipiranga Group, including with respect to the tender and exchange offer transactions referred to above (the "transactions"). As they become available, Ultrapar Participacoes S.A. will be filing with the SEC additional documents relating to the transactions. WE URGE INVESTORS TO READ THE DEFINITIVE OFFERING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participacoes S.A. will be available free of charge from the Investor Relations office of Ultrapar Participacoes S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 011-55-11-3177-6695. PLEASE, READ THE DEFINITIVE OFFERING DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.